UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

GIGCAPITAL, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Rights to Purchase Common Stock

(Title of Class of Securities)

37518N114

(CUSIP Number of Class of Securities)

Dr. Avi Katz

Executive Chairman, Secretary, President and Chief Executive Officer

GigCapital, Inc.

2479 E. Bayshore Rd., Suite 200

Palo Alto, CA 94303

(650) 276-7040

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Jeffrey C. Selman, Esq.

Crowell & Moring LLP

3 Embarcadero Center, 26th Floor

San Francisco, CA 94111

(415) 365-7442

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$14,724,523.44	$1,911.25

*

Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of a total of 14,873,256 rights to purchase common stock at the tender offer price of $0.99 per right.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $129.80 per $1,000,000 of the value of the transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to the offer by GigCapital, Inc., a Delaware corporation (the “Company” or “GigCapital” or “we”, “us” or “our”), to purchase for cash up to 14,873,256 of our rights, each to receive one-tenth of one share of the Company’s Common Stock (the “Rights”), at a price of $0.99 per Right, net to the seller in cash, without interest for an aggregate purchase price of up to $14,724,523.44. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 8, 2019 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which together, as amended or supplemented from time to time, constitute the “Offer”). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated by reference in answer to Items 1 through 11 in this Tender Offer Statement on Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the section captioned “Summary Term Sheet and Questions and Answers” in the Offer to Purchase, a copy of which is filed with this Schedule TO as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address: The name of the subject company is GigCapital, Inc., a Delaware corporation. The address of its principal executive office is 2479 E. Bayshore Rd., Suite 200, Palo Alto, CA 94303 and its telephone number is (650) 276-7040. The information set forth in Section 11 (“Important Information Concerning the Company”) of the Offer to Purchase is incorporated herein by reference.

(b) Securities: This Schedule TO relates to all of the Company’s outstanding Rights. As of October 8, 2019, there were issued and outstanding 14,873,256 Rights, including 14,375,000 Rights originally sold as part of the units issued in the Company’s initial public offering (“IPO”) and 498,256 Rights issued in private placements, each of which provide the right to receive one-tenth of one share of the Company’s Common Stock.

(c) Trading Market and Price: The information set forth in the section of the Offer to Purchase titled “The Offer—Section 7. Price Range of Common Stock, Units, Warrants and Rights; Dividends” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address: The name of the filing person is GigCapital, Inc., a Delaware corporation. The address of its principal executive office is 2479 E. Bayshore Rd., Suite 200, Palo Alto, CA 94303 and its telephone number is (650) 276-7040. The information set forth in “The Offer—Section 9. Interests of Directors and Executive Officers; Certain Agreements” and “The Offer—Section 11. Important Information Concerning the Company” in the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms:

(1)(i) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Offer—Section 1. Number of Rights; Purchase Price” is incorporated herein by reference.

(1)(ii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Offer—Section 1. Number of Rights; Purchase Price,” and “The Offer—Section 5. Purchase of Rights and Payment of Purchase Price” is incorporated herein by reference.

(1)(iii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” is incorporated herein by reference.

(1)(iv) Not applicable.

(1)(v) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Offer—Section 6. Conditions of the Offer” and “The Offer—Section 13. Extension of the Offer; Termination; Amendment” is incorporated herein by reference.

(1)(vi) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Offer—Section 4. Withdrawal Rights” is incorporated herein by reference.

(1)(vii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Offer—Section 3. Procedures for Tendering Rights” and “The Offer—Section 4. Withdrawal Rights” is incorporated herein by reference.

(1)(viii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Offer—Section 5. Purchase of Rights and Payment of Purchase Price” is incorporated herein by reference.

(1)(ix) Not applicable.

(1)(x) Not applicable.

(1)(xi) Not applicable.

(1)(xii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” and “The Offer—Section 10. Material U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(2)(i)-(vii) Not applicable.

(b) Purchases: The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Offer—Section 9. Interests of Directors and Executive Officers; Certain Agreements” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities: The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “Risk Factors,” “The Business Combination,” “The Offer—Section 2. Purposes of the Offer; Certain Effects of the Offer,” “The Offer—Section 9. Interests of Directors and Executive Officers; Certain Agreements,” and “The Offer—Section 11. Important Information Concerning the Company” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes: The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” “The Business Combination,” “The Offer—Section 2. Purposes of the Offer; Certain Effects of the Offer,” “The Offer—Section 11. Important Information Concerning the Company” is incorporated herein by reference.

(b) Use of the Securities Acquired: The information set forth in the section of the Offer to Purchase titled “The Offer—Section 2. Purposes of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(c) Plans: The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Business Combination,” “The Offer—Section 2. Purposes of the Offer; Certain

Effects of the Offer,” “The Offer—Section 7. Price Range of Common Stock, Units, Warrants and Rights; Dividends,” “The Offer—Section 11. Important Information Concerning the Company” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds: The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” and “The Offer—Section 8. Source and Amount of Funds” is incorporated herein by reference.

(b) Conditions: The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Business Combination” and “The Offer—Section 6. Conditions of the Offer” is incorporated herein by reference.

(d) Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership: The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Business Combination” and “The Offer—Section 9. Interests of Directors and Executive Officers; Certain Agreements” is incorporated herein by reference.

(b) Securities Transactions: The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Business Combination” and “The Offer—Section 9. Interests of Directors and Executive Officers; Certain Agreements” is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations: The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Offer—Section 14. Fees and Expenses” is incorporated herein by reference.

Item 10. Financial Statements.

Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings: The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Business Combination,” “The Offer—Section 9. Interests of Directors and Executive Officers; Certain Agreements” and the Letter of Transmittal, a copy of which is filed as Exhibit (a)(l)(B) hereto, is incorporated herein by reference.

(b) Other Material Information: The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “Risk Factors,” “The Offer—Section 12. Certain Legal Matters; Regulatory Approvals,” “The Offer—Section 15. Miscellaneous,” and “Where You Can Find More Information” is incorporated herein by reference.

Item 12. Exhibits.

Exhibit Number	Description

(a)(1)(A)*	Offer to Purchase dated October 8, 2019.

(a)(1)(B)*	Letter of Transmittal to Tender Rights (including IRS Form W-9).

(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

Exhibit Number	Description

(a)(5)(i)*	Press Release dated October 8, 2019.

(a)(5)(ii)*	Summary Advertisement, dated October 8, 2019.

(d)(1)	Amended and Restated Certificate of Incorporation (Incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K as filed with the SEC on December 12, 2017).

(d)(2)	Stock Purchase Agreement, dated as of February 22, 2019 (Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K as filed with the SEC on February 26, 2019).

(d)(3)	Amendment No. 1 to Stock Purchase Agreement, dated as of September 24, 2019. (Incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K as filed with the SEC on September 24, 2019).

(d)(4)	Warrant Agreement between Continental Stock Transfer & Trust Company and the Company (Incorporated by reference to Exhibit 4.5 to the Current Report on Form 8-K as filed with the SEC on December 12, 2017).

(d)(5)	Right Agreement between Continental Stock Transfer & Trust Company and the Company (Incorporated by reference to Exhibit 4.6 to the Current Report on Form 8-K as filed with the SEC on December 12, 2017).

(d)(6)	Insider Letter Agreement among the Company and the Founders (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K as filed with the SEC on December 12, 2017).

(d)(7)	Insider Letter Agreement among the Company and its executive officers, directors and director nominees (Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K as filed with the SEC on December 12, 2017).

(d)(8)	Founder Shares Subscription Agreement, dated October 11, 2017, between the Company and Sponsor (Incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-1 as filed with the SEC on November 15, 2017).

(d)(9)	Founder Shares Subscription Agreement, dated October 11, 2017, between the Company and Cowen Investments LLC (Incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-1 as filed with the SEC on November 15, 2017).

(d)(10)	Founder Shares Subscription Agreement, dated October 11, 2017, between the Company and Irwin Silverberg (Incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 as filed with the SEC on November 15, 2017).

(d)(11)	Founder Shares Subscription Agreement, dated October 11, 2017, between the Company and Jeffrey Bernstein (Incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-1 as filed with the SEC on November 15, 2017).

(d)(12)	Omnibus Amendment to Founder Shares Subscription Agreements, dated November 14, 2017, between the Company and the Founders (Incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S-1 as filed with the SEC on November 15, 2017).

(d)(13)	Omnibus Amendment to Founder Shares Subscription Agreements, dated December 7, 2017, between the Company and the Founders (Incorporated by reference to Exhibit 10.8 to the Current Report on Form 8-K as filed with the SEC on December 12, 2017).

(d)(14)	Form of Insider Shares Grant Agreement between the Company and Barrett Daniels (Incorporated by reference to Exhibit 10.8 to the Registration Statement on Form S-1 as filed with the SEC on November 15, 2017).

Exhibit Number	Description

(d)(15)	Form of Insider Shares Grant Agreement between the Company and each of John Mikulsky, Peter S. Wang and Jack Porter (Incorporated by reference to Exhibit 10.9 to the Registration Statement on Form S-1 as filed with the SEC on November 15, 2017).

(d)(16)	Form of Unit Purchase Agreement between the Company and Sponsor (Incorporated by reference to Exhibit 10.10 to the Registration Statement on Form S-1 as filed with the SEC on November 15, 2017).

(d)(17)	Form of Unit Purchase Agreement between the Company and Cowen Investments LLC (Incorporated by reference to Exhibit 10.11 to the Registration Statement on Form S-1 as filed with the SEC on November 15, 2017).

(d)(18)	Form of Unit Purchase Agreement between the Company and each of Irwin Silverberg and Jeffrey Bernstein (Incorporated by reference to Exhibit 10.12 to the Registration Statement on Form S-1 as filed with the SEC on November 15, 2017).

(d)(19)	Registration Rights Agreement between the Company the Founders, and each of the Company’s executive officers, directors and director nominees (Incorporated by reference to Exhibit 10.13 to the Current Report on Form 8-K as filed with the SEC on December 12, 2017).

(d)(20)	Form of Indemnification Agreement (Incorporated by reference to Exhibit 10.14 to the Registration Statement on Form S-1 as filed with the SEC on November 15, 2017).

(d)(21)	Strategic Services Agreement and Confidential Information and Invention Assignment Agreement, each dated October 10, 2017, by and between the Company and Barrett Daniels (Incorporated by reference to Exhibit 10.15 to the Registration Statement on Form S-1 as filed with the SEC on November 15, 2017).

(d)(22)	Promissory Note issued in favor of Sponsor, dated October 11, 2017 (Incorporated by reference to Exhibit 10.16 to the Registration Statement on Form S-1 as filed with the SEC on November 15, 2017).

(d)(23)	Administrative Services Agreement between the Company and Sponsor, dated as of October 11, 2017 (Incorporated by reference to Exhibit 10.17 to the Registration Statement on Form S-1 as filed with the SEC on November 15, 2017).

(d)(24)	Form of Investment Management Trust Agreement between Continental Stock Transfer & Trust Company and the Company (Incorporated by reference to Exhibit 10.19 to the Registration Statement on Form S-1 as filed with the SEC on November 15, 2017).

(d)(25)	Strategic Services Agreement and Confidential Information and Invention Assignment Agreement, each dated June 11, 2018, by and between the Company and Tara McDonough (Incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K as filed with the SEC on June 11, 2018).

(d)(26)	Strategic Services Agreement, dated August 6, 2019, by and between the Company and Walter Bradford Weightman (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K as filed with the SEC on August 8, 2019).

(d)(27)	Forward Share Purchase Agreement, dated September 27, 2019, by and among the Company, Greenhaven Road Capital Fund 1, LP, and Greenhaven Road Capital Fund 2, LP (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K as filed with the SEC on September 27, 2019).

Exhibit Number	Description

(d)(28)	Forward Share Purchase Agreement, dated October 1, 2019, by and between the Company and Kepos Alpha Fund L.P. (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K as filed with the SEC on October 2, 2019).

(d)(29)	Amendment to Forward Share Purchase Agreement, dated October 2, 2019, by and between the Company and Kepos Alpha Fund L.P. (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K as filed with the SEC on October 3, 2019).

(d)(30)	Current Report on Form 8-K as filed with the SEC on October 4, 2019 announcing the Non-Binding Letter of Intent, dated October 3, 2019, by and between the Company and Yakira Capital Management.

(g)	Preliminary Proxy Statement of GigCapital, Inc. (incorporated by reference to the Preliminary Proxy Statement on Schedule 14A filed by GigCapital, Inc. on July 31, 2019, as amended on September 24, 2019).

(h)	Not applicable.

*	Filed herewith.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

GIGCAPITAL, INC.

/s/ Dr. Avi S. Katz
Name: Dr. Avi S. Katz
Title: Chief Executive Officer, President and Executive Chairman of the GigCapital, Inc. Board

Date: October 8, 2019